EXHIBIT D-1

BEFORE THE PUBLIC SERVICE COMMISSION
OF THE STATE OF WYOMING

JOINT APPLICATION OF CHEYENNE	)	DOCKET NO. 20003-EA-04-75 (Record No. 8984)
LIGHT, FUEL AND POWER COMPANY	)	30005-GA-04-97 (Record No. 8985)
AND BLACK HILLS CORPORATION	)
FOR AUTHORITY TO TRANSFER ALL	)
OF THE ISSUED AND OUTSTANDING	)
STOCK IN CHEYENNE LIGHT, FUEL	)
AND POWER COMPANY TO BLACK	)
HILLS CORPORATION	)

APPLICATION

     Pursuant to Wyoming Statute § 37-1-104 and Section 209 of the Rules of Practice and Procedure of the Public Service Commission of Wyoming (“Commission”), the Applicants, Cheyenne Light, Fuel and Power Company (“Cheyenne Light”) and Black Hills Corporation (“Black Hills”) respectfully show the Commission as follows:

     1. Addresses of Applicants. The address of Cheyenne Light is 108 West 18th Street, Cheyenne, Wyoming 82001. The address of Black Hills is 625 Ninth Street, P.O. Box 1400, Rapid City, South Dakota 57709.

     2. Controlling Interest Proposed to be Transferred.

     Cheyenne Light is a public utility furnishing both electric and natural gas service in Cheyenne, Wyoming, and in a major portion of Laramie County, Wyoming. Cheyenne Light also distributes natural gas to customers in the communities of Pine Bluffs, Burns, and Carpenter located in the eastern portion of Laramie County. These areas make up more than 1,200 square miles of certificated territory with approximately 80,000 residents. Cheyenne Light is a wholly-owned subsidiary of Xcel Energy Inc. (“Xcel Energy”). Xcel Energy proposes to transfer all of the issued and outstanding stock of Cheyenne Light to Black Hills.

     3. Financial Condition of Cheyenne Light. In 2003, Cheyenne Light had consolidated revenues totaling approximately $97.0 million with net income of approximately $2.2 million. At year-end 2003, Cheyenne Light employed approximately 84 people. Cheyenne Light maintains its corporate headquarters in Cheyenne, Wyoming. Cheyenne Light will be filing with the Commission on or before April 15, 2004, its latest FERC Form No.-1-F, Annual Report of Non-major Public Utilities and Licenses.

     4. Brief Description of Black Hills and Financial Condition of Black Hills. Black Hills Corporation is a South Dakota corporation headquartered in Rapid City, South Dakota. The corporation is a public utility holding company and is the ultimate parent corporation of the Black Hills organization. Subsidiaries of Black Hills Corporation are engaged in the generation, transmission, distribution and sale of electricity, the production, marketing, and transportation of natural gas, oil, and coal, and the provision of communications, cable television, and Internet services. Attachment 1 is a copy of the corporate organizational chart for Black Hills Corporation. Black Hills Corporation is a publicly-traded company and its shares are listed on the New York Stock Exchange under the symbol “BKH”.

     Black Hills Corporation is currently an exempt holding company under the Public Utility Holding Company Act. Black Hills Corporation has two subsidiaries: Black Hills Power, Inc., a public utility, and Black Hills Energy, Inc. which is engaged in non-utility businesses.

     Black Hills Power is a public utility engaged in the generation, transmission, distribution and sale of electricity to approximately 61,000 customers in eleven counties in Western South Dakota, Northeastern Wyoming, and Southeastern Montana. Black

Hills Power is the only regulated, non-EWG (exempt wholesale generator) public utility subsidiary of Black Hills Corporation. Black Hills Power serves 2,466 electric customers in Wyoming. Its Wyoming service territory encompasses the communities of Newcastle, Osage and Upton. In addition, Black Hills Power is certified to serve certain electric loads within the boundary of the Wyodak coal mine near Gillette. Its total retail electric energy sales in Wyoming during the year ending December 31, 2003, were 143,781,000 kwh, with total retail revenues of approximately $8,300,000.

     The transaction by which Black Hills Corporation becomes a holding company was approved by this Commission by Order issued September 26, 2000, in Docket No. 20002-ES-99-61.

     At year end 2003, Black Hills Corporation and its subsidiaries had total assets of $2,059,680,000 and consolidated revenues totaling approximately $1,250,052,000 with net income of approximately $60,964,000. Attachment 2 is a copy of the Black Hills Corporation’s annual report on Form 10-K for 2003 filed with the Securities and Exchange Commission on March 15, 2004. Included in the Form 10-K is the consolidated balance sheet for Black Hills Corporation as of December 31, 2003.

     5. Terms and Conditions of the Proposed Sale. On January 13, 2004, Xcel Energy Inc., a Minnesota corporation, as Seller and Black Hills Corporation, a South Dakota corporation, as Buyer entered into a stock purchase agreement (“Stock Purchase Agreement”) pursuant to which Xcel Energy agreed to sell, transfer, assign and deliver to Black Hills Corporation and Black Hills Corporation agreed to purchase and accept from Xcel Energy, 100% of the outstanding capital stock of Cheyenne Light (the “Shares”) for cash with certain adjustments for outstanding indebtedness, working capital, and pre-closing capital expenditures as more fully described in the Stock Purchase Agreement. A complete copy of the Stock Purchase Agreement is being submitted under seal and a redacted copy of the Stock Purchase Agreement is attached hereto as Attachment 3.

     6. Effect of the Proposed Transaction on Cheyenne Light’s Service. Black Hills Corporation intends to maintain the separate corporate identity of Cheyenne Light. Therefore, Cheyenne Light will retain its existing filed rates, rules, regulations, and classifications of service. The stock transfer should have no impact on the service of Cheyenne Light.

     7. Method by Which the Proposed Transaction is to be Financed. The proposed transaction will be financed with cash and assumption of debt.

     8. Effect on Other Utilities. The proposed transaction will not have any material effect on any other utility.

     9. Testimony. The following testimony and exhibits are submitted in support of this application:

     David R. Emery, President and Chief Executive Officer of Black Hills Corporation, will provide an overview of Black Hills Corporation and its subsidiary Black Hills Power.

     Richard L. Kaysen, President and Chief Executive Officer of Cheyenne Light, will provide an overview of Cheyenne Light’s utility operations and regulatory status.

     Mark T. Thies, Executive Vice President and Chief Financial Officer of Black Hills Corporation, will provide information regarding the financial condition of Black Hills Corporation. He will summarize the proposed transaction, describe the process necessary to complete the transaction, including the required regulatory approvals, and will specifically discuss the regulatory approvals Black Hills Corporation is seeking from the Securities and Exchange Commission. Mr. Thies will also describe Black Hills Corporation’s methodology for allocating common costs.

     Thomas M. Ohlmacher, President and Chief Operating Officer of Black Hills Energy, will provide information regarding the direct and indirect subsidiaries of Black Hills Corporation and their activities in Wyoming, and other information related to Black Hills’ generation, transmission and distribution activities.

     Kyle D. White, Vice President — Corporate Affairs for Black Hills Corporation will discuss the experience the Company has acquired in its 120 years of providing electricity to retail and wholesale customers and the customer service philosophy of the Company which will be applied to Black Hills’ ownership of Cheyenne Light

     10. Notices. Applicants request that the following persons be placed on the official service list in this proceeding:

Cheyenne Light:

Richard L. Kaysen
President and Chief Executive Officer
Cheyenne Light, Fuel and Power Company
108 West 18th Street
Cheyenne, WY 82001
(307) 778-2100

John A. Sundahl, Esq.
Sundahl, Powers, Kapp & Martin
P.O. Box 328
Cheyenne, WY 82033
(307) 632-6421

Paula M. Connelly, Esq.
Assistant General Counsel
Xcel Energy Services Inc.
1225 17th Street, Suite 900
Denver, CO 80201-0840
(303) 294-2222

Black Hills

Randall B. Reed
Gregory C. Dykeman
Dray, Thompson & Dykeman
204 E. 22nd Street
Cheyenne, WY 82001
(307) 634-8891

Judith M. Matlock
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303) 892-7380

Theodore D. Matula
Associate Counsel
Black Hills Corporation
350 Indiana Street, Suite 400
Golden, CO 80401

Steve J. Helmers
General Counsel
Black Hills Corporation
625 Ninth Street
P.O. Box 1400
Rapid City, South Dakota 57709

WHEREFORE, Cheyenne Light, Fuel and Power Company and Black Hills Corporation pray for an order authorizing the transfer of all of the issued outstanding stock of Cheyenne Light from Xcel Energy Inc. to Black Hills Corporation.

Dated this 17 day of March, 2004.

CHEYENNE LIGHT, FUEL AND POWER COMPANY
By:	/s/ Richard L. Kaysen
Richard L. Kaysen
President and Chief Executive Officer

BLACK HILLS CORPORATION
By:	/s/ David R. Emery
David R. Emery
President and Chief Executive Officer

LIST OF ATTACHMENTS

Attachment	Description
1	Corporate organizational chart for Black Hills Corporation

2	Black Hills Corporation’s annual report on Form 10-K for 2003 filed with the Securities and Exchange Commission on March 15, 2004

3	Redacted copy of the Stock Purchase Agreement